SNIPP INTERACTIVE INC.

SNIPP INTERACTIVE SIGNS A 1 YEAR MASTER SERVICES AGREEMENT WITH A LEADING PULP AND PAPER COMPANY

July 9th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has signed a one year Master Services Agreement (MSA) with one of the world's leading manufacturers of pulp and paper products.

The company manufactures and markets tissue, pulp, paper, packaging, building products and related chemicals including a range of well-known household brands. The signed agreement formally establishes Snipp as a technology and promotions services provider for its range of shopper marketing, loyalty and rebate solutions across its portfolio brands.

The first program under this agreement will launch in September this year and is a combination program running on the SnippCheck receipt processing platform with rewards from Hip Digital, the newly acquired Snipp rewards company.

According to Snipp CEO, Atul Sabharwal, “We are pleased to announce this relationship and our entry into a new market segment. Over the last year our solutions have effectively scaled in a range of industries and more and more brands have started to recognize and leverage our capabilities in both the B2B and the B2C space. This agreement is further proof of the applicability of our solutions across a broad range of industries.”

Visit the all-new Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.